As filed with the Securities and Exchange Commission on April 9, 1999 Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
________________________
SHELDAHL, INC.
(Exact name of registrant as specified in its charter)

	Minnesota                                  	41-0758073
	(State or other jurisdiction of	          (I.R.S. Employer
	incorporation or organization)	          Identification No.)

1150 Sheldahl Road
Northfield, Minnesota  55057
(507) 663-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
______________________
Edward L. Lundstrom
President and Chief Executive Officer
Sheldahl, Inc.
1150 Sheldahl Road
Northfield, Minnesota  55057
(507) 663-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
Charles P. Moorse, Esq.
Kristin L. Johnson, Esq.
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
Telephone:  (612) 371-3211
Fax:  (612) 371-3207

	Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

	If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

	If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X

	If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

	If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

	If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE
                                  Proposed      Proposed
Title of Each                     Maximum       Maximum
Class of           Amount         Offering      Aggregate     Amount of
Securities to      to be          Price per     Offering      Registration
be Registered      Registered     Share(1)      Price         Fee(1)

Common Stock,	     1,592,160     		$5.50	     	$8,756,880	      $2,435
$.25 par value

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and based on the average of the high and low sales prices for the Registrant's Common Stock on April 8, 1999 as reported on the Nasdaq National Market.
__________________________________
	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SHELDAHL, INC.
1,592,160 Shares of
Common Stock

	These shares of our common stock are being sold by the 51 selling shareholders listed on page 12, or their transferees, pledgees, donees or other successors in interest. We will not receive any part of the proceeds from the sale.

	Our common stock is listed on the Nasdaq National Market under the symbol "SHEL". The reported last sale price of the common stock on April 8, 1999, was $5.75 per share.

This investment involves a high degree of risk. See "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities, or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.


April 9, 1999

PROSPECTUS SUMMARY

	The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus and in documents incorporated herein by reference.

About Sheldahl

	Sheldahl is a leading producer of high quality flexible printed circuitry and laminate materials, principally for sale to the automotive electronics and data communication markets. Flexible circuitry is used to provide electrical connection between components and electronic systems and also as a substrate to support electronic devices. Flexible circuits consist of polyester or polyimide film to which copper is adhered to and processed through various imaging, etching and plating processes. Flexible circuits can be further processed by surface mount attachment of electronic components to produce an interconnect assembly. Flexible circuits provide advantages over rigid printed circuit boards by accommodating packaging contour and motion and reducing size and weight.

	In 1994, Sheldahl began to invest and extend its manufacturing process capabilities towards the production of flexible circuits that offer greater circuitry density. This product line utilized our patented Novaclad material and we are marketing it to integrated circuit (IC) OEM and package assemblers. We created the Micro Products business to market and sell this Novaclad-based material under the trade names ViaThin and ViaArray targeted for use in ball grid array (BGA) IC packages. Production for these products originates in our Longmont, Colorado facility.

	Sheldahl was incorporated in 1955 under the laws of the State of Minnesota. Our principal executive offices are located at 1150 Sheldahl Road, Northfield, Minnesota 55057 and our telephone number is (507) 883-6000.

The Offering

	The selling shareholders are offering 1,592,160 shares of common stock. These shares are issuable upon conversion of shares of Series E convertible preferred stock and upon exercise of warrants issued by Sheldahl in a private placement on February 26, 1999 and when issued will represent 12.49% of our outstanding common stock.

Common stock offered by the selling shareholders    		1,592,160
Common stock outstanding as of March 31, 1999		      11,152,588
Nasdaq National Market Symbol		                            SHEL

Use of Proceeds

	Sheldahl will not receive any proceeds from the sale of the common stock. See "Use of Proceeds."

Risk Factors

	This offering involves certain investment risks.  See "Risk Factors."

RISK FACTORS

	You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

Our Cash Flow is Minimal and We May Need Additional Financing
_______________

	We anticipate, although there can be no assurance, that continued improved performance of our existing Interconnect and Materials business in our Northfield, Minnesota facilities, along with reduced capital spending, a strengthened balance sheet from the proceeds of the Series E Preferred Stock and our existing credit facility will provide adequate liquidity to fund operations. If our Interconnect and Materials business in Northfield do not continue to improve, or if anticipated sales revenue from Micro Products is not achieved by the first quarter of fiscal 2000, our liquidity position would significantly deteriorate so that existing debt capacity would be reduced to minimal levels within twelve months. Therefore, if we do not achieve our projected operating results, or if we do not have borrowings available under our current credit and security agreement, we believe that we would have to seek other options such as issuing additional new debt or additional new equity financing. There can be no assurance, however, that we will be able to issue any debt successfully or raise capital on terms acceptable to us.

	We have dedicated approximately $4.6 million of our expected cash flow to fund restructuring charges taken over the last twelve months to pay for employee separation costs, thereby negatively impacting our cash flow.
During the second half of fiscal 1999, we are projecting sales levels to increase as our Longmont facility, the principal manufacturing site for our Micro Products business, generates greater sales volume resulting in funds to cover an increasing portion of fixed costs and improve cash flow thus reducing the growth in our debt financing. We can not give assurance, however, that we will achieve projected sales levels during the second half of fiscal 1999 and into fiscal 2000.

Our Operations Depend on the Acceptance of Our New Micro Products By the Data Communications Market IC Packaging Segment
_______________

	Sheldahl's future operating results and growth in net sales depend significantly upon the anticipated data communication market IC packaging segment's acceptance of Novaclad-based ViaArray and ViaThin products which our Micro Products business markets. Although we believe that these products have attractive performance characteristics as well as utility in a potentially broad range of products, their sales will depend on our ability to:

-	convince potential customers that the advantages and applications of the products justify the expense and production changes necessary to incorporate them into the customer's manufacturing process;

-	work with designers of integrated circuit ("IC") packages and electronics to incorporate the products;

-	qualify our products within the customer's design cycle time requirements so that the customer can include them within their products;

-	produce sufficient quantities of the product at industry quality standards and deliver to customers in a timely manner.

As we have experienced in the past, any failure or significant delay in qualifying, producing, marketing and selling these products could have a material adverse effect on our business and financial performance until we achieve efficient volume production and related sales revenue.

Delay in the Utilization of Our Longmont Facility Continues to Adversely Impact our Financial Condition
_______________

	During the first six months of fiscal 1999, the Micro Products business resulted in a pretax loss prior to restructuring charges of $9.2 million. We have experienced and will continue to experience a significant adverse financial impact with respect to developing the Micro Products business. In 1998, the Micro Products business resulted in a pretax loss prior to restructuring costs and impairment charges of $19.4 million as compared with a $15.5 million and $6.0 million loss in 1997 and 1996, respectively. We expect such significant losses to continue until Longmont achieves efficient volume production and related sales revenue results. As of February 26, 1999, Longmont is operating at less than 10% of stated production capacity with projected breakeven gross margin at 45% of factory utilization, or some $24 million to $26 million of annual revenue of ViaThin and ViaArray products. We do not expect breakeven volume at Longmont until the first quarter of fiscal 2000 at the earliest, and the fourth quarter of fiscal 2000 at the latest. Investors should be aware that validation problems or other difficulties may materialize once full volume production has commenced, and we may not be able to achieve breakeven production in the time specified, or at any time.

	As of the date of this prospectus, Texas Instruments and Vitesse Semiconductor have qualified ViaThin substrates for their operations. We have begun shipping small volume production orders to these customers, and we expect that their initial orders will lead to larger orders from these and other customers as demonstrated by new designs and prototype orders currently in process from these and other customers. We can give no assurance, however, that such future orders will occur.

We Depend Significantly on the Automotive Market
_______________

	Our sales to the automotive market as a percentage of our total sales were approximately 67.5% in fiscal 1997, 68.7% in fiscal 1998 and 68.7% for the first half of fiscal 1999. In addition, our customer base is concentrated with our ten largest customers for fiscal 1998 accounting for approximately 64.1% of our net sales. During fiscal 1998, 15.4% of our net sales were to Motorola, Inc., 10.2% were to Ford Motor Company and 10.3% were to Siemens, essentially all for automotive end-use applications. We expect that for the foreseeable future, sales to a relatively small number of customers will continue to account for a significant portion of our automotive sales. Therefore, the loss of, or a significant decline in orders from, one or more of our key customers could have a material adverse effect on our business, results of operations and financial condition. As a result, our business is directly dependent upon the conditions in the automotive industry and fluctuates as automotive manufacturers begin production of new models and end production of others. Accordingly, any decrease in the number of the Company's electronic components included in new models could have a material adverse effect on our results of operations. For example, during the fourth quarter of fiscal 1998, our sales to the automotive market were adversely impacted by the General Motors strike by approximately $2.0 million. In addition, as the automotive industry continues to reduce the number of qualified suppliers and demand higher performance products at a lower cost, we can not be certain that we will be able to maintain our current sales volumes at existing profit margins to automotive manufacturers and their suppliers.

Rapid Technological Change Could Render Our Products Obsolete
_______________

	We supply the majority of component products to customers in the automotive electronic and data communication markets which are characterized by rapid technological change and new product introductions and enhancements. Our future success in these markets will depend upon our ability to:

-	work closely with manufacturers to design end products or
applications which incorporate our products and achieve market acceptance;

-	develop technologies to meet the evolving market requirements of our customers;

-	continue to deliver high-performance, cost-effective products;
and expand our sales and marketing efforts domestically and internationally.

We can give no assurance, therefore, that we will continue to meet the current qualification requirements of our major customers, meet the new qualification requirements imposed by our customers or continue to be selected as a supplier by new customers.

Our Business Requires Us to Make Significant Capital Expenditures Which We May Not Recover
_______________


	Our business is capital intensive. For example, in the past four and a half years, we have invested approximately $116 million in total capital expenditures, including $66 million in our Longmont facility. To remain competitive, we must continue to make significant expenditures for capital equipment, expansion of operations and research and development. Although we have had some initial success introducing our Novaclad-based products, further penetration is required. In order to accomplish such, we may need to make additional capital investments to increase manufacturing capacity before deriving sufficient positive cash flow from our initial investment in the Longmont facility. Presently, capital expenditure plans in fiscal 1999 are planned at $7 million, significantly lower than in the recent past. Reduced capital spending, along with anticipated improving cash flow from operations, funds available under our credit and security agreement, and proceeds from the sale of the Series E preferred stock are expected to provide adequate funds to meet our capital needs. There can be no assurance, however, that we will have adequate funds to support our capital expenditure plans beyond fiscal 1999.

We Rely on Patents, Trademarks and Proprietary Rights to Protect Our Products
_______________

	We are aware of a patent which may cover certain plated through holes of double-sided circuits made of our Novaclad material. Currently, the holder has not made any claims against us under this patent. However, the patent owner may attempt to construe the patent broadly enough to cover our current or future manufacture of Novaclad-based products. We believe that prior commercial art and conventional technology, including certain Company patents exist which would allow us to prevail in the event any such claim is made under this patent. Any action commenced by or against Sheldahl could be time consuming and expensive and could result in requiring us to enter into a license agreement or cease manufacture of any products ultimately determined to infringe such patent.

Certain Anti-Takeover Provisions May Discourage Transactions In Our Stock
_______________

	The Company's Articles of Incorporation and the Minnesota Business Corporation Act include certain "anti-takeover" provisions. These provisions, including the power to issue additional stock and to establish separate classes or series of stock, may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board.

	In June of 1996, the Sheldahl Board of Directors adopted a Rights Agreement commonly called a poison pill. According to the terms of the Rights Agreement, we issued one right in respect of each share of our common stock outstanding. Such rights also attach to each share of common stock issued subsequent to the adoption of the Rights Agreement, including the shares offered. Each right entitles the holder to purchase a fraction of a share of our Series A Preferred Stock or, in certain instances, our common stock or the stock of a third party or group (an "acquiring person") in the event that (i) an acquiring person acquires beneficial ownership of 15% or more of the common stock or (ii) a tender offer or exchange offer that would result in a person or group becoming an acquiring person is commenced.

	 On July 30, 1998, we amended Section 1(a) of the Rights Agreement to provide that when applied to Molex Incorporated and any of its affiliated parties the 15% threshold for beneficial ownership shall be 22%. We increased this threshold with respect to Molex in connection with Molex's investment in our Series D Preferred Stock private placement of July 1998 which otherwise would have resulted in Molex triggering provisions of the Rights Agreement. The Rights Agreement remains in effect through June 2006 and could discourage tender offers or other transactions which could result in our shareholders receiving a premium over the market price of common stock.

	This Prospectus contains and incorporates by reference certain forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ materially from those projected in such forward-looking statements due to a number of risk factors, including those set forth below. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as "believe," "anticipate," "estimate," "expect" and similar expressions. The Company undertakes no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

THE COMPANY

	See "Risk Factors" for information prospective investors should consider. Novaclad(R), Novaflex(R), ViaThin(TM), ViaArray(R), and Novaflex(R) VHD are registered trademarks of the Company.

	Sheldahl is a leading producer of high quality flexible printed circuitry and laminate materials, principally for sale to the automotive electronics and data communication markets. Flexible circuitry is used to provide electrical connection between components and electronic systems and also as a substrate to support electronic devices. Flexible circuits consist of polyester or polyimide film to which copper foil is laminated and processed through various imaging, etching and plating processes. Flexible circuits can be further processed by surface mount attachment of electronic components to produce an interconnect assembly. Flexible circuits provide advantages over rigid printed circuit boards by accommodating packaging contour and motion and reducing size and weight.

	Over the past four and a half years, we have introduced high performance products based on proprietary thin film laminate technology:
ViaArray and ViaThin (high-density substrates). ViaArray, a higher-value form of Novaclad, has predrilled small holes (vias) that allow printed circuit manufacturers to produce interconnects to meet the changing need of the market. We use ViaArray to manufacture chip-carrier substrates (ViaThin) primarily for IC packages. These Novaclad-based products provide substantial benefits compared to traditional flexible circuits and IC substrates, including the capability for very fine circuit traces (down to 1 mil, or .001 inch) as well as greater heat tolerance and dissipation. We designed these products to enable IC manufacturers to package future generations of ICs economically by attaching the silicon die to ViaThin or high-density substrates manufactured by other circuitry manufacturers using our Novaclad or ViaArray products. As ICs are becoming increasingly powerful, they produce more heat and require a greater number of connections to attach the silicon die, placing substantially greater demands on IC packaging materials. These products support the industry's drive for increasing functional performance at a decreasing cost per function. Additionally, Novaclad is used to manufacture our Novaflex VHD and Novaclad HD product lines. Novaclad and Novaclad-based products accounted for $25.2 million or 21.5% of our net sales in fiscal 1998.

	Through February 26, 1999, we have invested approximately $66 million in an advanced new production facility in Longmont, Colorado to produce ViaArray and ViaThin products in commercial volumes. As of November 1995, we anticipated investing approximately $38 million in the Longmont Facility. Changes in the product characteristics of high density substrates relating to precious metal plating, solder mask overcoat and testing, plus the installation of assembly equipment not originally anticipated, significantly increased the original investment to bring the Longmont Facility on line. Recent purchases of land and equipment needed to increase originally anticipated capacity also contributed to the total investment in the Longmont Facility.

	We originally expected to commence production in our Longmont facility in April 1996. However, due to its own financial difficulties, one of our suppliers, Micro Plating Systems, Inc., delivered certain production equipment much later than initially scheduled and subsequently exceeded our
anticipated installation period.   In order to improve the design and
delivery of future key production equipment, we have identified additional equipment suppliers. In addition to equipment problems, a more rigorous and lengthy process qualification and product acceptance by our customers as well as our customer's customers further delayed the facility's realization of full volume production. As of the date hereof, however, Texas Instruments and Vitesse Semiconductor have qualified ViaThin substrates for their operations. We have begun shipping small volume production orders to these customers, and we expect that their initial orders will lead to larger orders from these and other customers as demonstrated by new designs and prototype orders currently in process from these and other customers. As of February 26, 1999, the Longmont Facility is operating at less than 10% of stated production capacity with projected breakeven at 45% of factory utilization or some $24 million to $26 million of annual revenue of ViaThin and ViaArray products. Breakeven volume at Longmont is not expected until the first quarter of fiscal 2000 at the earliest, and the fourth quarter of fiscal 2000 at the latest.


YEAR 2000 ISSUES

	Year 2000 Disclosure.  	The Year 2000 issue is the result of computer
programs being written using two digits rather than four to define the applicable year. Our computer equipment, software, devices and products with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a shut down in our manufacturing operations, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

	State of Readiness. We have undertaken various initiatives to evaluate the Year 2000 readiness of our the products, the information technology systems we use in operations ("IT Systems"), our non-IT systems, such as power to its facilities, HVAC systems, building security, voicemail and other systems, as well as the readiness of our customers and suppliers. We have identified eleven Year 2000 target areas that cover the entire scope of our business and have internally established teams committed to completing an 8-step Compliance Validation Process ("CVP") for each target area. Each team is expected to fully complete this process on or before September 1, 1999.
The table below identifies our target areas as well as the 8-step CVP with our expected timeline. Sheldahl's Y2K teams are either complete or near complete with Phase 1 of this process and progressing with Phase 2 remediation activities.

Year 2000 Target Areas
_______________
1. Business Computer Systems
2. Technical Infrastructure
3. End-User Computing
4. Manufacturing Equipment
5. Test Lab
6. Telecommunications
7. Research and Development
8. Logistics
9. Facilities
10. Customers
11. Suppliers/Key Service Providers

Compliance Validation Process:
Phase 1 - Expected Completion April 30, 1999
_______________
1. Team Formation
2. Inventory Assessment
3. Compliance Assessment
4. Risk Assessment

Phase 2 - Expected Completion September 1, 1999
_______________
1. Resolution/Remediation
2. Validation
3. Contingency Plan
4. Sign-Off Acceptance

	With respect to our relationships with third parties, we rely both domestically and internationally upon various vendors, governmental agencies, utility companies, telecommunications service companies, delivery service companies and other service providers. Although these service providers are outside our control, we have has mailed letters to those with whom we believe our relationships are material and have verbally communicated with some of our strategic customers to determine the extent to which interfaces with such entities are vulnerable to Year 2000 issues and whether products and services purchased from or by such entities are Year 2000 ready. In February 1999 we initiated a Business Partner Assessment Program focused on evaluating customers and suppliers Year 2000 readiness to identify third parties that imposed significant risk on Sheldahl. We intend to complete follow-up activities, including but not limited to site surveys, phone surveys, mailings and remediation assistance, with identified third parties as part of the Phase 2 validation.

	Costs to Address Year 2000 Issues. To date, the we have not incurred any material expenditures in connection with identifying or evaluating Year 2000 compliance issues. We have incurred the majority of our costs from the recent installation of a business computer system consisting primarily of the Enterprise Requirements Planning (ERP) System as well as the opportunity cost of time spent by our employees evaluating Year 2000 compliance matters generally. Because we did not accelerate the installation of the ERP System, we do not consider the costs related thereto to be charges for Year 2000 compliance. Presently, we estimate the cost of Year 2000 upgrades and enhancements to our IT Systems and non-IT Systems to be less than $100,000. We anticipate that these costs will be contained within our fiscal 1999 budget. At this time, we do not possess information necessary to estimate the potential financial impact of Year 2000 compliance issues relating to our vendors, customers and other third parties. Such impact, including the effect of a Year 2000 business disruption, could have a material adverse impact on our financial condition and results of operations.

	Risks of Year 2000 Issues. Because we are still in the discovery and evaluation phase of assessing our overall Year 2000 exposure, we cannot at this time state with certainty that the Year 2000 issues will not have a material adverse impact on our financial condition, results of operations and liquidity. Although we consider them unlikely, we believe that the following several situations, not in any particular order, make up our "most reasonably likely worst case Year 2000 scenarios":

	1. Disruption of a Significant Customer's Ability to Accept Products or Pay Invoices.

Our significant customers are large, well-informed customers, mostly in the automotive field, who are disclosing information to their vendors that indicates they are well along the path toward Year 2000 compliance. These customers have demonstrated their awareness of the Year 2000 issue by issuing requirements of their suppliers and indicating the stages of identification and remediation which they consider adequate for progressive calendar quarters leading up to the century mark. Our significant customers, moreover, are substantial companies that we believe would be able to make adjustments in their processes as required to cause timely payment of invoices. Because of lengthy lead times in the industry, disruption of orders from Sheldahl is not likely a problem. Any deliveries occurring in the first half of 2000 will be those resulting from orders placed in 1999, while any disruptions of the order process early in 2000 will concern deliveries made many months later, with adequate opportunity for correction (or manual handling) of the order process before the timing becomes critical.

	2.  Disruption of Supply Materials.

Recently, we began a process of surveying our vendors for public disclosures in regards to their Year 2000 readiness and are now in the process of assessing and cataloging these disclosures. We expect to work with vendors that provide inadequate disclosures or show a need for remediation assistance. Where ultimate survey results show that the need arises, we will arrange for back-up vendors before the changeover date.

	3.  Disruption of the Company's IT Systems.

We are proceeding with a scheduled upgrade of our current hardware and software IT systems to state-of-the-art systems and such process has required Year 2000 compliance in the various invitations for proposals. Year 2000 testing is occurring as upgrades proceed and, in addition, will occur after all upgrades are complete, sometime during fiscal 1999. For this reason, we consider that disruption of our IT Systems is unlikely.

	4.  Disruption of the Company's Non-IT Systems.

We are completing a comprehensive assessment of all non-IT systems, including among other things our manufacturing systems and operations, with respect to both embedded processors and obvious computer control. For some systems, upgrades are already completed or scheduled, and the remaining non-compliant systems remediation needs are being planned. Considering the nature of the equipment and systems involved, we expect to complete any remediation efforts on a reasonably short schedule, and in any case before arrival of the Year 2000. We also believe that, after such assessment and remediation, if any disruptions do occur, such will be dealt with promptly and will be no more severe with respect to correction or impact than would be an unexpected breakdown of well-maintained equipment.

	5.  De-Listing of Company as a Vendor to Certain Customers.

Several of our principal customers, through the intermediary of an automotive industry information agency, have required updated reports in the form of answers to an extensive multiple-choice survey on our Year 2000 compliance efforts. According to these customers, failure to reply to the readiness survey would have led to de-listing as a supplier at the present time, resulting in possible current inability to bid on procurements requiring deliveries two years or more in the future. Although we did respond to these reports on a timely basis, the substance of our answers to the readiness surveys have placed Sheldahl in a "red" or "danger" zone with respect to those customers' guidelines. One of our two largest customers involved in the efforts of the independent audit agency had also already presented a survey directly to Sheldahl, and as a result had arranged at its own expense for an independent audit of our Year 2000 readiness. The independent audit agency had reported, in the third quarter of fiscal 1998, that although Sheldahl's level of readiness placed us in the "red" or "danger" category, we (i) were proceeding rapidly with its evaluation and remediation efforts, (ii) were expected to reach the ultimate compliance goals of the survey in adequate time, and (iii) should not be considered a risk to the customer's sources of supply. In December 1998, Sheldahl was re-audited by a Remediation Assistance Program consultant on behalf of this customer. At the conclusion of this audit the consultant recommended that Sheldahl's Year 2000 Readiness be upgraded to a "medium level of risk" from the previous high level of risk ("red zone"). Furthermore, the consultant noted that in reviewing Sheldahl's "Y2K plan against the goals of the remediation assistance process, the assessor could not find any gaps or areas of recovery that were not covered or considered." We expect but cannot guarantee that responses from other customers will be similar. In addition, we do not know whether other customers' expectations will or will not be as stringent as those referred to above and whether our current schedule will meet or exceed such expectations.

	Contingency Plans. While we recognize the need for contingency planning, we have not yet developed any specific contingency plans for potential Year 2000 disruptions. The aforementioned 8-step Compliance Validation Process, however, does include contingency planning by each team and we will review such plans as developed. We do anticipate developing contingency plans for our most critical areas, but details of such plans will depend on our final assessment of the problem as well as the evaluation and success of our remediation efforts. Future disclosures will include contingency plans as they become available.

USE OF PROCEEDS

	We will not receive any proceeds from the sale of the shares offered in this prospectus by the selling shareholders. With respect to the proceeds from the private placement of the Series E shares, see "Recent Developments
-- Series E Preferred Stock; Use of Proceeds." If the warrants are exercised in full, we will receive $668,750. We intend to use such amount for working capital purposes. We can give no assurance, however, that investors will exercise any of the warrants.

SELLING SHAREHOLDERS

	The shares of common stock offered in this prospectus by the selling shareholders are issuable (i) upon conversion of the Series E preferred stock held by the selling shareholders, (ii) as accrued dividends on the Series E preferred stock and (iii) upon the exercise of outstanding warrants held by the selling shareholders. A total of 8,560 shares of Series E preferred stock and warrants to purchase up to 85,600 shares of our common stock at an exercise price of $7.8125 per share were issued to the selling shareholders in connection with a private placement in February 1999. Through April 8, 1999, no shares of the Series E preferred stock have been converted.

	The amount of common stock shown in the following table represents the amount into which the 8,560 shares of Series E preferred stock might have been converted on April 8, 1999 based on the conversion price of $6.25. The amount of common stock shown in the table also includes 136,960 shares of common stock representing accrued dividends for two years on the shares of Series E preferred stock based on the $6.25 conversion price, as well as 85,600 shares of common stock issuable to the selling shareholders upon exercise of the warrants:
                                                 Number
                            Common Stock      of Shares        Owned
                            Beneficially      of Common    After Offering
                          Owned Prior to          Stock      (1)(2)(3)
Selling Shareholder             Offering     Offered(1)   Number   Percent

Jerry D. Armstrong             42,561           9,300     33,261      *

Rex W. Bates Custodian for
Gabrielle A. T. Bates or
UGTMA                          10,500           9,300      1,200      *

Rex W. Bates Custodian for
Amber L. Bates or UGTMA         10,300          9,300      1,000      *

Rex W. Bates Custodian for
Patricia A. Mattingley ACF
Jennifer Mattingley             17,300          9,300      8,000      *

Ray O. Brownlie                 33,061          9,300     23,761      *

CPL Investments Partnership      9,300          9,300          0      *

John A. Fischer                 21,911          4,650     17,261      *

Jessica Catherine Fish           3,720          3,720          0      *

McKenna Marie Fish               3,720          3,720          0      *

Edward M. Giles                 99,521         18,600     80,921      *

Edward M. Giles IRA #1         111,481         18,600     92,881      *

Walter Giles                     3,720          3,720          0      *

Richard A. Hassel               40,911          4,650     36,261      *

Isles Capital L.P.              31,600         18,600     13,000      *

Edward Kassakian                19,800          9,300     10,500      *

John G. and Wilma R.
Kassakian                       55,408          4,650     50,758      *

W. Donald Larson               158,001         37,200    120,801      *

Dennis M. Mathisen (4)         605,433         69,750    535,683    4.1

Mark J. Mathisen                61,500         46,500     15,000      *

Peter M. Mathisen               61,500         46,500     15,000      *

Davis Merwin                   142,641         18,600    124,041      *

Nicholson Boys LLP              18,600         18,600          0      *

Nicholson Family Foundation      9,300          9,300          0      *

Richard H. Nicholson            18,600         18,600          0      *

Todd S. Nicholson               18,600         18,600          0      *

Trust FBO Children of Todd
S. Nicholson                     9,300          9,300          0      *

Mark Pyms & Christina Pyms       3,720          3,720          0      *

Benjamin Raker                  26,561          9,300     17,261      *

Katherine Raker                 13,281          4,650      8,631      *

Samuel Raker                    26,561          9,300     17,261      *

RBSTB Nominees Limited          93,000         93,000          0      *

Kenneth J. Roering              68,321          9,300     59,021      *

Richard L. Shepley (5)          42,411          4,650     37,761      *

Carley Patricia Wilcox           1,860          1,860          0      *

Catherine Fish Wilcox            1,860          1,860          0      *

Charles William Wilcox         144,781         93,000     51,781      *

Charlotte Teresa Wilcox        283,742         93,000    190,742   1.48

Julia O'Brien Wilcox            55,800         55,800          0      *

Julia O'Brien Wilcox
Skip Trust                      18,600         18,600          0      *

Julia Wilcox Skip Trust-B2      18,600         18,600          0      *

Kevin Garner Wilcox             35,861         18,600     17,261      *

Richard S. Wilcox, Jr. (6)     493,208        325,500    167,708   1.31

Richard S. Wilcox III          232,500        232,500          0      *

Richard S. Wilcox IV             1,860          1,860          0      *

Thomas Patrick Wilcox          127,521         93,000     34,521      *

6/17/42 Trust b/o
Beekman Winthrop               249,011         18,600    230,411   1.80

Beekman Winthrop
Birthday Trust                  90,121         18,600     71,521      *

Dudley Winthrop WMI Trust      101,011         18,600     82,411      *

George Wood                     52,451          9,300     43,151      *

Total Shares Offered                        1,592,160


___________________________
* Less than 1%.

(1)	Represents the maximum number of shares that may be sold by each selling shareholder pursuant to this Prospectus; provided, however, that pursuant to Rule 416 under the Securities Act of 1933, as amended, the Registration Statement of which this Prospectus is a part shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of
(i) any stock dividend, stock split, recapitalization or other transaction effected without the receipt of consideration which results in an increase in the Company's number of outstanding shares of common stock. In the event Rule 416 is not available, the Company is obligated to register such additional shares of common stock.

(2)	Assumes the sale of all shares offered hereby to unaffiliated third parties. The selling shareholders may sell all or part of their respective shares.

(3)	Assumes conversion of shares of Sheldahl's Series D convertible preferred stock and exercise of warrants issued in connection with our Series D preferred stock held by some of the selling shareholders.

(4)	Includes 65,000 shares held by Marshall Financial Group, Inc. of which
Mr. Mathisen is President and sole shareholders and 30,000 shares held by Mr. Mathisen's two minor sons. Mr. Mathisen disclaims beneficial ownership of such shares.

(5)	Includes 20,500 shares held by Mr. Shepley in his IRA.

(6)	Includes 26,455 shares held by Mr. Wilcox in his IRA.


PLAN OF DISTRIBUTION

	The selling shareholders may offer their shares at various times in one or more of the following transactions:

-	on the Nasdaq National Market, where our common stock is listed;

-	in the over-the-counter market;

-	in transactions other than on such exchanges or in the over-the-counter market;

-	in connection with short sales of the shares;

-	by pledge to secure debts and other obligations;

-	in connection with the writing of non-traded and call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

-	in a combination of any of the above transactions.

-	The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

-	The selling shareholders may use broker-dealers to sell their shares.
If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.


LEGAL MATTERS

	Our outside general counsel, Lindquist & Vennum P.L.L.P. of Minneapolis, Minnesota, will issue an opinion about the legality of the shares for us and the selling shareholders.


EXPERTS

	The audited financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


INDEMNIFICATION

	Sheldahl's Articles of Incorporation eliminate or limit certain liabilities of its directors and our Bylaws provide for indemnification of directors, officers and employees of Sheldahl in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sheldahl pursuant to the foregoing provisions, Sheldahl has been informed that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.


WHERE YOU CAN FIND INFORMATION

	We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at www.sheldahl.com or at the SEC's website at http://www.sec.gov.

	The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all the shares. This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-______).

-	Annual Report on Form 10-K for the fiscal year ended August 28, 1998;

-	Quarterly Reports on Form 10-Q for the fiscal quarters ended November
27, 1998 (as amended by Report on Form 10-Q/A on January 8, 1999) and February 26, 1999;

-	Current Report on Form 8-K filed January 15, 1999;

-	Current Report on Form 8-K filed March 9, 1999;

-	Proxy Statement dated December 9, 1998 for the 1999 Annual Meeting of shareholders on January 13, 1999.

-	The description of the Company's common stock contained in the
Company's Registration

-	Statement on Form S-3 filed with the Commission under the Exchange Act on October 12, 1995, declared effective on November 15, 1995 (No. 33-63373), and as such description is supplemented by Form 8-A, filed with the Commission on June 21, 1996, and amended on July 30, 1998.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

John V. McManus
Vice President - Finance
Sheldahl, Inc.
1150 Sheldahl Road
Northfield, MN 55057
(507) 663-8000

	You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  Other Expenses of Issuance and Distribution*

	SEC registration fee 	                  	$  2,435
	Nasdaq listing fee		                      	16,000
	Accounting fees and expenses		             	2,000
	Legal fees and expenses			                  2,500
	Printing expenses			                            0
	Blue Sky fees and expenses			                   0
	Transfer agent and registrar fees			          500
	Miscellaneous		                              	565
                                           _______

	Total                                  		$	24,000
                                           =======

__________________
*Except for the SEC registration fee and Nasdaq listing fee, all of the foregoing expenses have been estimated.


ITEM 15:  Indemnification of Directors and Officers

	Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors and employees to the fullest extent provided by Section 302A.521.

	As permitted by Section 302A.251 of the Minnesota Business Corporation Act, the Amended and Restated Articles of Incorporation of the Registrant eliminate the liability of the directors of the Registrant for monetary damages arising from any breach of fiduciary duties as a member of the Registrant's Board of Directors (except as expressly prohibited by Minnesota Statutes, Section 302A.251, subd. 4).

	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

	In addition, the Registration Rights Agreement, filed as an Exhibit hereto, contains provisions for indemnification by the selling shareholders of the Registrant and its officers, directors, and controlling persons against certain liabilities under the Securities Act.

Item 16.   Exhibits

	Exhibit
	Number	                Description

	3.1	Amended and Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registrant's Form 10-Q for the quarter ended February 26, 1999.

	3.2	Bylaws, as amended, incorporated by reference from Exhibit 3.2 of the Registrant's Form 10-K for the fiscal year ended August
28, 1998.

	4.3	Rights Agreement dated as of June 16, 1996 and amended July
25, 1998 between the Company and Norwest Bank Minnesota, N.A., is incorporated by reference to Exhibit 1 to the Company's
Form 8-A dated June 20, 1996 and Amendment No. 1 thereto dated
July 30, 1998.

	4.4	Certificate of Designation, Preferences and Rights of Series A
Junior Participating Preferred Stock, incorporated by reference from Exhibit 1 of Registrant's Form 8-A dated June
20, 1996.

	4.5	Convertible Preferred Stock Purchase Agreement dated August
27, 1997, among the Registrant and Southbrook International investments, Ltd., HBK Cayman LP, HBK Offshore Fund Ltd., and
Brown Simpson Strategic Growth Fund LP, incorporated by reference from Exhibit 4.1 of the Registrant's Form 8-K filed
September 10, 1997.

	4.6	Certificate of Designation, Preferences and Rights of Series B
Convertible Preferred Stock dated August 27, 1997, incorporated by reference from Exhibit 4.2 of the Registrant's
Form 8-K filed September 10, 1997.

	4.7	Form of Warrant dated August 25, 1997, incorporated by
reference from Exhibit 4.3 of the Registrant's Form 8-K filed
September 10, 1997.

	4.8	Registration Rights Agreement dated August 27, 1997, among the
Registrant and Southbrook International investments, Ltd., HBK
Cayman LP, HBK Offshore Fund Ltd., and Brown Simpson Strategic
Growth Fund LP, incorporated by reference from Exhibit 4.4 of the Registrant's Form 8-K filed September 10, 1997.

	4.9	Convertible Preferred Stock Purchase Agreement among the
Company and the Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit 4.1 of the Registrant's
Form 8-K filed August 18, 1998.

	4.10	Certificate of Designation, Preferences and Rights of Series D
Convertible Preferred Stock, incorporated by reference from
Exhibit 4.2 of the Registrant's Form 8-K filed August 18,
1998.

	4.11	Form of Warrant issued to the Purchasers, incorporated by
reference from Exhibit 4.3 of Registrant's Form 8-K filed
August 18, 1998.

	4.12	Registration Rights Agreement among the Company and the
Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit 4.4 of Registrant's Form 8-K filed
August 18, 1998.

	4.13	Agreement Relating to Sheldahl between Molex Incorporated and the Registrant dated November 18, 1998, incorporated from
Exhibit 4.13 of the Registrant's Form 10-K for the fiscal year ended August 28, 1998.

	4.14	Convertible Preferred Stock Purchase Agreement among the
Company and the Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit 4.1 of the Registrant's
Form 8-K filed March 9, 1999.

	4.15	Certificate of Designation, Preferences and Rights of Series E
Convertible Preferred Stock, incorporated by reference from
Exhibit 4.2 of the Registrant's Form 8-K filed March 9, 1999.

	4.16	Form of Warrant issued to the Purchasers, incorporated by
reference from Exhibit 4.3 of Registrant's Form 8-K filed
March 9, 1999.

4.17 Registration Rights Agreement among the Company and the
Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit 4.4 of Registrant's Form 8-K filed
March 9, 1999.

	5.1	Opinion and Consent of Lindquist & Vennum, counsel to the
Company.

	23.1	Consent of Arthur Andersen LLP.

	23.2	Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit
5.1 to the Registration Statement).

	24	Power of Attorney (included in the signature page of the
Registration Statement).

	27	Financial Data Schedule


Item 17.  Undertakings

	The undersigned Registrant hereby undertakes, in accordance with Item 512 of Regulation S-K:

(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

	(2)	That, for the purpose of determining any liability under the
Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

	(3)	To remove from registration by means of a post-effective
amendment any of the securities being registered which remain unsold at the termination of the offering;

	(b)	That, for purposes of determining any liability under the
Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

	(e)	To deliver or cause to be delivered with the Prospectus, to
each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

	(i) The undersigned Registrant hereby undertakes that:

	(1)	For purposes of determining any liability under the Securities
Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

	(2)	For the purpose of determining any liability under the
Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northfield, State of Minnesota, on the 8th day of April, 1999.

	SHELDAHL, INC.


	By    /s/ Edward L. Lundstrom
	Edward L. Lundstrom, Chief
Executive Officer, President and Director


POWER OF ATTORNEY

	Each person whose signature appears below constitutes and appoints Edward L. Lundstrom and Jill D. Burchill, and each of them (with full power to act alone), such person's true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on April 8, 1999 in the capacities indicated.

Signature		Title


/s/ James E. Donaghy	         Chairman of the Board and Director
James E. Donaghy

/s/ Kenneth J. Roering	       Vice Chairman of the Board and Director
Kenneth J. Roering

/s/ Edward L. Lundstrom	      Chief Executive Officer, President and
Edward L. Lundstrom          	Director (principal executive officer)

/s/ Jill D. Burchill         	Vice President & Chief Financial Officer
Jill D. Burchill	             (principal financial and accounting officer)

/s/ John G. Kassakian	        Director
John G. Kassakian

/s/ Gerald E. Magnuson	       Director
Gerald E. Magnuson

/s/ Dennis M. Mathisen	       Director
Dennis M. Mathisen

/s/ William B. Miller	        Director
William B. Miller

/s/ Raymond C. Wieser	        Director
Raymond C. Wieser

/s/ Beekman Winthrop	         Director
Beekman Winthrop